UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)*
AutoNation, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
05329W102

(CUSIP Number)
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 26 Pages

CUSIP No.	05329W102	PAGE	2	OF	26

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,376,162

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,376,162

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	PAGE	3	OF	26

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	PAGE	4	OF	26

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,116,107

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,116,107

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	PAGE	5	OF	26

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		70,881,304

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,881,304

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	05329W102	PAGE	6	OF	26

1	NAME OF REPORTING PERSON CBL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,712,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,712,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	PAGE	7	OF	26

1	NAME OF REPORTING PERSON Tynan, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	PAGE	8	OF	26

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		61,964

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,964

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	PAGE	9	OF	26

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		64,947,520

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,947,520

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	PAGE	10	OF	26

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	PAGE	11	OF	26

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		71,073,268

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,073,268

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	05329W102	PAGE	12	OF	26

1	NAME OF REPORTING PERSON William C. Crowley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		172,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		172,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,245,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.9%

14	TYPE OF REPORTING PERSON

	IN

     This Amendment No. 22 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”). This Amendment No. 22 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.
     The Filing Persons are filing this Amendment No. 22 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is supplemented as follows:
     In open market purchases on May 16, 2008, May 22, 2008, May 23, 2008, May 27, 2008 and May 28, 2008, ESL acquired an aggregate of 1,764,164 shares for aggregate consideration of approximately $27,804,961 using working capital. In open market purchases on May 16, 2008, May 22, 2008, May 23, 2008, May 27, 2008 and May 28, 2008, an account established by the investment member of Investors acquired 348,436 shares for aggregate consideration of approximately $5,489,539 using working capital.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 71,245,674 Shares (approximately 39.9% of the outstanding Shares based on the Issuer having 178,535,962 Shares outstanding on April 21, 2008, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED		SHARES	POWER	POWER	POWER	POWER
ESL Partners, L.P.	71,245,674	(1)	39.9%	52,376,162	0	52,376,162	0
ESL Institutional Partners, L.P.	71,245,674	(1)	39.9%	221,701	0	221,701	0
ESL Investors, L.L.C.	71,245,674	(1)	39.9%	10,116,107	0	10,116,107	0
ESL Investments, Inc.	71,245,674	(1)	39.9%	70,881,304 (2)	0	70,881,304 (2)	0
CBL Partners, L.P.	71,245,674	(1)	39.9%	5,712,083	0	5,712,083	0
Tynan, LLC	71,245,674	(1)	39.9%	2,406	0	2,406	0
ESL Investment Management, L.P.	71,245,674	(1)	39.9%	61,964	0	61,964	0

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED		SHARES	POWER		POWER	POWER		POWER
RBS Partners, L.P.	71,245,674	(1)	39.9%	64,947,520	(3)	0	64,947,520	(3)	0
RBS Investment Management, L.L.C.	71,245,674	(1)	39.9%	221,701	(4)	0	221,701	(4)	0
Edward S. Lampert	71,245,674	(1)	39.9%	71,073,268	(5)	0	71,073,268	(5)	0
William C. Crowley	71,245,674	(1)	39.9%	172,406	(6)	0	172,406	(6)	0

(1)    This number consists of 52,376,162 Shares held by ESL, 221,701 Shares held by Institutional, 10,116,107 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.
(2)    This number consists of 52,376,162 Shares held by ESL, 221,701 Shares held by Institutional, 10,116,107 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.
(3)    This number consists of 52,376,162 Shares held by ESL, 10,116,107 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.
(4)    This number consists of 221,701 Shares held by Institutional.
(5)    This number consists of 52,376,162 Shares held by ESL, 221,701 Shares held by Institutional, 10,116,107 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.
(6)    This number consists of 2,406 Shares held by Tynan and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.
     (c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since May 12, 2008, the date of the last Amendment on Schedule 13D by the Filing Persons.
     (d) Not applicable.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 29, 2008
ESL PARTNERS, L.P.
By: RBS Partners, L.P., as its general partner
By: ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer
ESL INSTITUTIONAL PARTNERS, L.P.
By: RBS Investment Management, L.L.C., as its general partner
By: ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer
ESL INVESTORS, L.L.C.
By: RBS Partners, L.P., as its manager
By: ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INVESTMENTS, INC.
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

CBL PARTNERS, L.P.
By: ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

TYNAN, LLC
By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	Member
ESL INVESTMENT MANAGEMENT, L.P.
By: ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Managing Member
RBS PARTNERS, L.P.
By: ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer
RBS INVESTMENT MANAGEMENT, L.L.C.
By: ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY
/s/ William C. Crowley
William C. Crowley

ANNEX A
RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	5/16/2008	open market purchase	1,512	(1)	$16.14
ESL Partners, L.P.	5/16/2008	open market purchase	22,008	(1)	$16.15
ESL Partners, L.P.	5/16/2008	open market purchase	420	(1)	$16.17
ESL Partners, L.P.	5/16/2008	open market purchase	30,072	(1)	$16.20
ESL Partners, L.P.	5/16/2008	open market purchase	10,566	(1)	$16.22
ESL Partners, L.P.	5/16/2008	open market purchase	840	(1)	$16.23
ESL Partners, L.P.	5/16/2008	open market purchase	2,940	(1)	$16.24
ESL Partners, L.P.	5/16/2008	open market purchase	53,946	(1)	$16.25
ESL Investors, L.L.C.	5/16/2008	open market purchase	288	(1)	$16.14
ESL Investors, L.L.C.	5/16/2008	open market purchase	4,192	(1)	$16.15
ESL Investors, L.L.C.	5/16/2008	open market purchase	80	(1)	$16.17
ESL Investors, L.L.C.	5/16/2008	open market purchase	5,728	(1)	$16.20
ESL Investors, L.L.C.	5/16/2008	open market purchase	2,013	(1)	$16.22
ESL Investors, L.L.C.	5/16/2008	open market purchase	160	(1)	$16.23
ESL Investors, L.L.C.	5/16/2008	open market purchase	560	(1)	$16.24
ESL Investors, L.L.C.	5/16/2008	open market purchase	10,275	(1)	$16.25
ESL Partners, L.P.	5/22/2008	open market purchase	42,000	(1)	$15.44
ESL Partners, L.P.	5/22/2008	open market purchase	1,762	(1)	$15.46

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	5/22/2008	open market purchase	168	(1)	$15.49
ESL Partners, L.P.	5/22/2008	open market purchase	16,800	(1)	$15.50
ESL Partners, L.P.	5/22/2008	open market purchase	3,510	(1)	$15.57
ESL Partners, L.P.	5/22/2008	open market purchase	2,352	(1)	$15.60
ESL Partners, L.P.	5/22/2008	open market purchase	8,064	(1)	$15.61
ESL Partners, L.P.	5/22/2008	open market purchase	27,320	(1)	$15.62
ESL Partners, L.P.	5/22/2008	open market purchase	84	(1)	$15.625
ESL Partners, L.P.	5/22/2008	open market purchase	2,016	(1)	$15.63
ESL Partners, L.P.	5/22/2008	open market purchase	2,016	(1)	$15.70
ESL Partners, L.P.	5/22/2008	open market purchase	7,224	(1)	$15.74
ESL Partners, L.P.	5/22/2008	open market purchase	84	(1)	$15.745
ESL Partners, L.P.	5/22/2008	open market purchase	10,416	(1)	$15.75
ESL Partners, L.P.	5/22/2008	open market purchase	58,716	(1)	$15.80
ESL Partners, L.P.	5/22/2008	open market purchase	12,768	(1)	$15.81
ESL Partners, L.P.	5/22/2008	open market purchase	168	(1)	$15.82
ESL Partners, L.P.	5/22/2008	open market purchase	84	(1)	$15.83
ESL Partners, L.P.	5/22/2008	open market purchase	252	(1)	$15.84
ESL Partners, L.P.	5/22/2008	open market purchase	22,428	(1)	$15.85
ESL Partners, L.P.	5/22/2008	open market purchase	588	(1)	$15.87
ESL Partners, L.P.	5/22/2008	open market purchase	5,796	(1)	$15.88
ESL Partners, L.P.	5/22/2008	open market purchase	2,688	(1)	$15.89

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	5/22/2008	open market purchase	83,494	(1)	$15.90
ESL Partners, L.P.	5/22/2008	open market purchase	168	(1)	$15.935
ESL Partners, L.P.	5/22/2008	open market purchase	4,872	(1)	$15.94
ESL Partners, L.P.	5/22/2008	open market purchase	23,016	(1)	$15.95
ESL Partners, L.P.	5/22/2008	open market purchase	19,908	(1)	$15.96
ESL Partners, L.P.	5/22/2008	open market purchase	28,980	(1)	$15.97
ESL Partners, L.P.	5/22/2008	open market purchase	27,134	(1)	$15.98
ESL Partners, L.P.	5/22/2008	open market purchase	13,356	(1)	$15.99
ESL Partners, L.P.	5/22/2008	open market purchase	9,408	(1)	$16.00
ESL Investors, L.L.C.	5/22/2008	open market purchase	8,000	(1)	$15.44
ESL Investors, L.L.C.	5/22/2008	open market purchase	336	(1)	$15.46
ESL Investors, L.L.C.	5/22/2008	open market purchase	32	(1)	$15.49
ESL Investors, L.L.C.	5/22/2008	open market purchase	3,200	(1)	$15.50
ESL Investors, L.L.C.	5/22/2008	open market purchase	668	(1)	$15.57
ESL Investors, L.L.C.	5/22/2008	open market purchase	448	(1)	$15.60
ESL Investors, L.L.C.	5/22/2008	open market purchase	1,536	(1)	$15.61
ESL Investors, L.L.C.	5/22/2008	open market purchase	5,204	(1)	$15.62
ESL Investors, L.L.C.	5/22/2008	open market purchase	16	(1)	$15.625
ESL Investors, L.L.C.	5/22/2008	open market purchase	384	(1)	$15.63
ESL Investors, L.L.C.	5/22/2008	open market purchase	384	(1)	$15.70
ESL Investors, L.L.C.	5/22/2008	open market purchase	1,376	(1)	$15.74
ESL Investors, L.L.C.	5/22/2008	open market purchase	16	(1)	$15.745

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	5/22/2008	open market purchase	1,984	(1)	$15.75
ESL Investors, L.L.C.	5/22/2008	open market purchase	11,184	(1)	$15.80
ESL Investors, L.L.C.	5/22/2008	open market purchase	2,432	(1)	$15.81
ESL Investors, L.L.C.	5/22/2008	open market purchase	32	(1)	$15.82
ESL Investors, L.L.C.	5/22/2008	open market purchase	16	(1)	$15.83
ESL Investors, L.L.C.	5/22/2008	open market purchase	48	(1)	$15.84
ESL Investors, L.L.C.	5/22/2008	open market purchase	4,272	(1)	$15.85
ESL Investors, L.L.C.	5/22/2008	open market purchase	112	(1)	$15.87
ESL Investors, L.L.C.	5/22/2008	open market purchase	1,104	(1)	$15.88
ESL Investors, L.L.C.	5/22/2008	open market purchase	512	(1)	$15.89
ESL Investors, L.L.C.	5/22/2008	open market purchase	15,904	(1)	$15.90
ESL Investors, L.L.C.	5/22/2008	open market purchase	32	(1)	$15.935
ESL Investors, L.L.C.	5/22/2008	open market purchase	928	(1)	$15.94
ESL Investors, L.L.C.	5/22/2008	open market purchase	4,384	(1)	$15.95
ESL Investors, L.L.C.	5/22/2008	open market purchase	3,792	(1)	$15.96
ESL Investors, L.L.C.	5/22/2008	open market purchase	5,520	(1)	$15.97
ESL Investors, L.L.C.	5/22/2008	open market purchase	5,168	(1)	$15.98
ESL Investors, L.L.C.	5/22/2008	open market purchase	2,544	(1)	$15.99
ESL Investors, L.L.C.	5/22/2008	open market purchase	1,792	(1)	$16.00
ESL Partners, L.P.	5/23/2008	open market purchase	6,724	(1)	$15.40
ESL Partners, L.P.	5/23/2008	open market purchase	8,416	(1)	$15.41

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	5/23/2008	open market purchase	12,084	(1)	$15.42
ESL Partners, L.P.	5/23/2008	open market purchase	2,870	(1)	$15.43
ESL Partners, L.P.	5/23/2008	open market purchase	4,510	(1)	$15.45
ESL Partners, L.P.	5/23/2008	open market purchase	82	(1)	$15.49
ESL Partners, L.P.	5/23/2008	open market purchase	164	(1)	$15.50
ESL Partners, L.P.	5/23/2008	open market purchase	3,000	(1)	$15.51
ESL Partners, L.P.	5/23/2008	open market purchase	9,676	(1)	$15.52
ESL Partners, L.P.	5/23/2008	open market purchase	3,444	(1)	$15.53
ESL Partners, L.P.	5/23/2008	open market purchase	12,054	(1)	$15.54
ESL Partners, L.P.	5/23/2008	open market purchase	62,764	(1)	$15.55
ESL Partners, L.P.	5/23/2008	open market purchase	7,872	(1)	$15.56
ESL Partners, L.P.	5/23/2008	open market purchase	18,450	(1)	$15.57
ESL Partners, L.P.	5/23/2008	open market purchase	16,892	(1)	$15.58
ESL Partners, L.P.	5/23/2008	open market purchase	6,888	(1)	$15.59
ESL Partners, L.P.	5/23/2008	open market purchase	129,642	(1)	$15.60
ESL Partners, L.P.	5/23/2008	open market purchase	6,806	(1)	$15.61
ESL Partners, L.P.	5/23/2008	open market purchase	7,052	(1)	$15.62
ESL Partners, L.P.	5/23/2008	open market purchase	4,838	(1)	$15.63
ESL Partners, L.P.	5/23/2008	open market purchase	24,846	(1)	$15.64
ESL Partners, L.P.	5/23/2008	open market purchase	31,816	(1)	$15.65
ESL Partners, L.P.	5/23/2008	open market purchase	4,756	(1)	$15.67
ESL Partners, L.P.	5/23/2008	open market purchase	5,822	(1)	$15.68
ESL Partners, L.P.	5/23/2008	open market purchase	2,542	(1)	$15.69
ESL Partners, L.P.	5/23/2008	open market purchase	33,210	(1)	$15.70
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,476	(1)	$15.40
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,847	(1)	$15.41

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	5/23/2008	open market purchase	2,653	(1)	$15.42
ESL Investors, L.L.C.	5/23/2008	open market purchase	630	(1)	$15.43
ESL Investors, L.L.C.	5/23/2008	open market purchase	990	(1)	$15.45
ESL Investors, L.L.C.	5/23/2008	open market purchase	18	(1)	$15.49
ESL Investors, L.L.C.	5/23/2008	open market purchase	36	(1)	$15.50
ESL Investors, L.L.C.	5/23/2008	open market purchase	658	(1)	$15.51
ESL Investors, L.L.C.	5/23/2008	open market purchase	2,124	(1)	$15.52
ESL Investors, L.L.C.	5/23/2008	open market purchase	756	(1)	$15.53
ESL Investors, L.L.C.	5/23/2008	open market purchase	2,646	(1)	$15.54
ESL Investors, L.L.C.	5/23/2008	open market purchase	13,778	(1)	$15.55
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,728	(1)	$15.56
ESL Investors, L.L.C.	5/23/2008	open market purchase	4,050	(1)	$15.57
ESL Investors, L.L.C.	5/23/2008	open market purchase	3,708	(1)	$15.58
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,512	(1)	$15.59
ESL Investors, L.L.C.	5/23/2008	open market purchase	28,458	(1)	$15.60
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,494	(1)	$15.61
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,548	(1)	$15.62
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,062	(1)	$15.63
ESL Investors, L.L.C.	5/23/2008	open market purchase	5,454	(1)	$15.64
ESL Investors, L.L.C.	5/23/2008	open market purchase	6,984	(1)	$15.65

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,044	(1)	$15.67
ESL Investors, L.L.C.	5/23/2008	open market purchase	1,278	(1)	$15.68
ESL Investors, L.L.C.	5/23/2008	open market purchase	558	(1)	$15.69
ESL Investors, L.L.C.	5/23/2008	open market purchase	7,290	(1)	$15.70
ESL Partners, L.P.	5/27/2008	open market purchase	19,068	(1)	$15.60
ESL Partners, L.P.	5/27/2008	open market purchase	168	(1)	$15.625
ESL Partners, L.P.	5/27/2008	open market purchase	3,855	(1)	$15.63
ESL Partners, L.P.	5/27/2008	open market purchase	5,628	(1)	$15.64
ESL Partners, L.P.	5/27/2008	open market purchase	28,905	(1)	$15.65
ESL Partners, L.P.	5/27/2008	open market purchase	1,932	(1)	$15.68
ESL Partners, L.P.	5/27/2008	open market purchase	2,940	(1)	$15.69
ESL Partners, L.P.	5/27/2008	open market purchase	58,128	(1)	$15.70
ESL Partners, L.P.	5/27/2008	open market purchase	8,652	(1)	$15.76
ESL Partners, L.P.	5/27/2008	open market purchase	30,072	(1)	$15.77
ESL Partners, L.P.	5/27/2008	open market purchase	3,276	(1)	$15.78
ESL Partners, L.P.	5/27/2008	open market purchase	5,712	(1)	$15.79
ESL Partners, L.P.	5/27/2008	open market purchase	49,644	(1)	$15.80
ESL Partners, L.P.	5/27/2008	open market purchase	420	(1)	$15.81
ESL Partners, L.P.	5/27/2008	open market purchase	504	(1)	$15.82
ESL Partners, L.P.	5/27/2008	open market purchase	11,256	(1)	$15.84
ESL Partners, L.P.	5/27/2008	open market purchase	89,880	(1)	$15.85
ESL Partners, L.P.	5/27/2008	open market purchase	3,696	(1)	$15.86
ESL Partners, L.P.	5/27/2008	open market purchase	4,284	(1)	$15.87
ESL Partners, L.P.	5/27/2008	open market purchase	168	(1)	$15.88
ESL Partners, L.P.	5/27/2008	open market purchase	14,616	(1)	$15.89

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	5/27/2008	open market purchase	45,528	(1)	$15.90
ESL Partners, L.P.	5/27/2008	open market purchase	2,940	(1)	$15.95
ESL Partners, L.P.	5/27/2008	open market purchase	39,648	(1)	$16.00
ESL Investors, L.L.C.	5/27/2008	open market purchase	3,632	(1)	$15.60
ESL Investors, L.L.C.	5/27/2008	open market purchase	32	(1)	$15.625
ESL Investors, L.L.C.	5/27/2008	open market purchase	734	(1)	$15.63
ESL Investors, L.L.C.	5/27/2008	open market purchase	1,072	(1)	$15.64
ESL Investors, L.L.C.	5/27/2008	open market purchase	5,506	(1)	$15.65
ESL Investors, L.L.C.	5/27/2008	open market purchase	368	(1)	$15.68
ESL Investors, L.L.C.	5/27/2008	open market purchase	560	(1)	$15.69
ESL Investors, L.L.C.	5/27/2008	open market purchase	11,072	(1)	$15.70
ESL Investors, L.L.C.	5/27/2008	open market purchase	1,648	(1)	$15.76
ESL Investors, L.L.C.	5/27/2008	open market purchase	5,728	(1)	$15.77
ESL Investors, L.L.C.	5/27/2008	open market purchase	624	(1)	$15.78
ESL Investors, L.L.C.	5/27/2008	open market purchase	1,088	(1)	$15.79
ESL Investors, L.L.C.	5/27/2008	open market purchase	9,456	(1)	$15.80
ESL Investors, L.L.C.	5/27/2008	open market purchase	80	(1)	$15.81
ESL Investors, L.L.C.	5/27/2008	open market purchase	96	(1)	$15.82
ESL Investors, L.L.C.	5/27/2008	open market purchase	2,144	(1)	$15.84
ESL Investors, L.L.C.	5/27/2008	open market purchase	17,120	(1)	$15.85
ESL Investors, L.L.C.	5/27/2008	open market purchase	704	(1)	$15.86
ESL Investors, L.L.C.	5/27/2008	open market purchase	816	(1)	$15.87

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	5/27/2008	open market purchase	32	(1)	$15.88
ESL Investors, L.L.C.	5/27/2008	open market purchase	2,784	(1)	$15.89
ESL Investors, L.L.C.	5/27/2008	open market purchase	8,672	(1)	$15.90
ESL Investors, L.L.C.	5/27/2008	open market purchase	560	(1)	$15.95
ESL Investors, L.L.C.	5/27/2008	open market purchase	7,552	(1)	$16.00
ESL Partners, L.P.	5/28/2008	open market purchase	504	(1)	$15.62
ESL Partners, L.P.	5/28/2008	open market purchase	191,688	(1)	$15.75
ESL Partners, L.P.	5/28/2008	open market purchase	5,544	(1)	$15.74
ESL Partners, L.P.	5/28/2008	open market purchase	924	(1)	$15.73
ESL Partners, L.P.	5/28/2008	open market purchase	1,092	(1)	$15.70
ESL Partners, L.P.	5/28/2008	open market purchase	5,964	(1)	$15.72
ESL Partners, L.P.	5/28/2008	open market purchase	1,596	(1)	$15.71
ESL Partners, L.P.	5/28/2008	open market purchase	105,672	(1)	$15.65
ESL Partners, L.P.	5/28/2008	open market purchase	4,536	(1)	$15.64
ESL Partners, L.P.	5/28/2008	open market purchase	8,064	(1)	$15.63
ESL Partners, L.P.	5/28/2008	open market purchase	20,412	(1)	$15.60
ESL Partners, L.P.	5/28/2008	open market purchase	84	(1)	$15.61
ESL Investors, L.L.C.	5/28/2008	open market purchase	96	(1)	$15.62
ESL Investors, L.L.C.	5/28/2008	open market purchase	36,512	(1)	$15.75
ESL Investors, L.L.C.	5/28/2008	open market purchase	1,056	(1)	$15.74
ESL Investors, L.L.C.	5/28/2008	open market purchase	176	(1)	$15.73
ESL Investors, L.L.C.	5/28/2008	open market purchase	208	(1)	$15.70
ESL Investors, L.L.C.	5/28/2008	open market purchase	1,136	(1)	$15.72

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	5/28/2008	open market purchase	304	(1)	$15.71
ESL Investors, L.L.C.	5/28/2008	open market purchase	20,128	(1)	$15.65
ESL Investors, L.L.C.	5/28/2008	open market purchase	864	(1)	$15.64
ESL Investors, L.L.C.	5/28/2008	open market purchase	1,536	(1)	$15.63
ESL Investors, L.L.C.	5/28/2008	open market purchase	3,888	(1)	$15.60
ESL Investors, L.L.C.	5/28/2008	open market purchase	16	(1)	$15.61

(1)     These Shares represent a portion of a single trade which was allocated between Partners and an account that was established by the investment member of Investors.